UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Claude J. Ranoux

(Name of Issuer)

INVO Bioscience Inc. Common Shares Par Value $0,0001

(Title of Class of Securities)

44984F104

(CUSIP Number)

Claude Ranoux, 8 Chestnut Street, Winchester, MA 01890,   Tel: 781 729-8408

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 19, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44984F104	13D	Page 2 of 4 Pages

Claude Ranoux
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) Personal
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION US CITIZEN

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 27,073,122 shares
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 27,073,122 shares
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,073.122 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19,3%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 44984F104	13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

Common shares par value $0.0001

 INVO Bioscience Inc.

407R Mystic Avenue, Suite 34C

Medford, MA 02155

Item 2.  Identity and Background.

(a) Name: Claude Ranoux

(b) Residence address: 8 Chestnut Street, Winchester, MA 01890

(c) On September 20, 2016, Mr. Ranoux was removed from his position of President (8-K) and on 04/05/2017, he resigned from my position of Board Director of INVO Bioscience (8-K).

(d) During the last five years, Mr. Claude Ranoux was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

(e) During the last five years, Mr. Claude Ranoux was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) US Citizen

Item 3.  Source or Amount of Funds or Other Consideration.

On May 19,2017, Mr. Loic Meston acquired 100,000 shares of INVO Bioscience issued by Mr. Claude Ranoux from his aggregated amount of 27, 073,122 shares that he beneficially owned. Mr. Loic Meston used his personal funds $30,000 to purchase the shares.  Value per traded share $0,30.

ACQUEROR

Mr. Loic, P, MESTON

Valuetronics / KCL International,

10 New Drift Way - suite 101,

Scituate, MA 02066

ISSUER

Mr. Claude Ranoux,

8 Chestnut Street,

Winchester, MA 01890

Item 4.  Purpose of Transaction.

(a) The disposition of securities of the issuer who is also the reporting person;

(b) No plans.

(c) No plans.

(d) No plans.

(e) No plans.

(f) No plans.

(g) No plans.

(h) No plans.

(i) No plans.

(j) No plans

Item 5.  Interest in Securities of the Issuer.

(a) 27,073,122 common shares which represented a 19.3% of the 140,596,646 outstanding securities of INVO Bioscience Inc. (10-Q first quarter 2017).

(b) The reporting person has sole power to vote and to dispose to respect of 27,073,122 common shares

(c) None

(d) Not applicable

(e) Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

(a) None. On September 20, 2016, Mr. Ranoux, the issuer, was removed from his position of President and Chief Scientist (8-K) and on 05/2017, he resigned from my position of Board Director of INVO Bioscience (8-K).

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. 44984F104	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2017

Date

/s/ Claude J. Ranoux

Signature

Claude J. Ranoux.

Name/Title